Agricore United™

RECEIVED
2004 JUN 29 P 2:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04035322

June 28, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   June 28, 2004 (Agricore United to construct new bean processing facility in Carman Manitoba)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

dlw 7/13

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

Agricore United

AGRICORE UNITED TO CONSTRUCT NEW BEAN PROCESSING FACILITY IN CARMAN MANITOBA

June 28, 2004 (Winnipeg) – Agricore United today announced plans to build a new dry edible bean facility in Carman, Manitoba. This facility will replace the Company's existing plant located in Carman and greatly expand the company's existing dry bean processing capability in southern Manitoba.

The new Carman plant will process the market classes of beans that are produced in Manitoba, including navy and coloured bean types. The new facility will also enable the Company to exceed the quality control standards for food safety reflected in the existing plant's registration under ISO 9000 and compliance with Hazard Analysis and Critical Control Point (HACCP) guidelines.

"This investment will help the Manitoba bean industry continue to realize its full potential in the international marketplace," says Blair Roth, Manager, Beans and Special Crops. "The facility will contain a state of the art cleaning line and will incorporate the latest in processing technology and automation." Roth says the investment will enhance Agricore United's ability to service the needs of the Manitoba dry bean grower and end use customers around the world.

Agricore United has two other dry bean processing facilities located in Taber, Alberta and Bow Island, Alberta. The most recently constructed plant was built in 1994 in Taber, Alberta.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

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For more information, contact:

David Carefoot
Vice-President,
Corporate Finance & Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com